UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated February 10, 2026

Commission File Number: 001-38018

Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: February 10, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chief Executive Officer and Director

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Interim Report - For the Six Months Ended June 30, 2025
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Label Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Presentation Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Definition Linkbase Document
104	Cover Page Interactive Data File formatted as Inline XBRL and contained in Exhibit 101

Safe Harbor Statement

This Form 6K release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding Integrated Media Technology Limited’s (IMTE) expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled “Risk Factors” in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Nasdaq (NASDAQ: IMTE)

Half Year Report - For the Six Months Ended June 30, 2025

Integrated Media Technology Limited (NASDAQ: IMTE) (“IMTE” or the “Company”) announces the release of its Interim Report for the six months ended June 30, 2025.

Presented In United States dollars (US$)

	For the Six Months Ended
Key Information	June 30, 2025	June 30, 2024	% of Increase/ (Decrease)
Revenue from operating activities	50,580	43,732	16%
(Loss) earnings before interest, tax, depreciation and amortization (“EBITDA”)	(51,225)	45,342	(213)%
Loss from ordinary activities after tax attributable to shareholders	(514,087)	(685,892)	(25)%
Total comprehensive loss attributable to shareholders	(514,087)	(685,892)	(25)%
Basic and diluted loss per share	(0.15)	(0.20)	(25)%
Interim dividend	N/A	N/A	N/A

The revenue from operating activities for the six months ended June 30, 2025 was US$50,580 as compared to the revenue of US$43,732 for the six months ended June 30, 2024.

During the six months ended June 30, 2025, IMTE has recorded a loss of US$514,087 (2024: US$730,347). The decrease during the period was mainly due to the decrease in depreciation expense of approximately $394,000, the increase in finance cost of approximately $81,000 and the decrease in net gain on derivative financial instruments and warrants of approximately $178,000.

Please refer to Exhibit 99.1 for full text of our Interim Report for the six months ended June 30, 2025.

About Integrated Media Technology Limited (“IMTE”)

IMTE is an Australian investment holding company and its subsidiaries carry out the business of the Group in Australia, Korea, and Malaysia. The Company operates as one business segment. For more information, please visit www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

4